1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date October 11, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) CONNECTED TRANSACTION

FORMATION OF JOINT VENTURE COMPANY

AND

(2) VOLUNTARY ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTION - KNOW-HOW

LICENSING AGREEMENT

THE JV AGREEMENT

On 11 October 2016, the Company, Yankuang Technology, Rongyu Jingu and Mr. Bai Dingrong entered into the JV Agreement for the formation of the JV Company. Pursuant to the JV Agreement, the JV Company will be owned as to 51% by the Company, 19% by Yankuang Technology, 10% by Rongyu Jingu and 20% by Mr. Bai Dingrong.

THE KNOW-HOW LICENSING AGREEMENT

Pursuant to the JV Agreement, Yankuang Technology and the JV Company will enter into a formal licensing agreement in accordance with the substantial terms and conditions set out in the appendix to the JV Agreement, the Know-how Licensing Agreement.

Pursuant to the Know-how Licensing Agreement, Yankuang Technology, as licensor, agrees to license exclusively and make available the Know-how to the JV Company for the operation of its business in the PRC at a licensing fee of RMB10 per tonne of the briquette produced by the JV Company. Having taken into account of the annual briquette production capacity of the JV Company of 500,000 tonnes (as stated in its Articles of Association and the JV Agreement), the proposed annual cap for the licensing fees under the Know-how Licensing Agreement is RMB5,000,000.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As the controlling shareholder directly and indirectly holding approximately 56.59% equity interest of the Company as at the date of this announcement, Yankuang Group is a connected person of the Company for the purpose of the Hong Kong Listing Rules. As Yankuang Technology is a wholly-owned subsidiary of Yankuang Group and Rongyu Jingu is a subsidiary of Yankuang Group, Yankuang Technology and Rongyu Jingu are the associates of Yankuang Group and therefore connected persons of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the entering into of the JV Agreement constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

Since the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the formation of the JV Company exceeds 0.1% but is less than 5%, the transaction is subject to the reporting and announcement requirements but exempted from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Upon the formation of the JV Company in accordance with the JV Agreement, the JV Company will become a subsidiary of the Company. The transactions contemplated under the Know-how Licensing Agreement to be entered into between Yankuang Technology and the JV Company constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As none of the applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Know-how Licensing Agreement exceeds 0.1%, the transactions are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

On 11 October 2016, the Company, Yankuang Technology, Rongyu Jingu and Mr. Bai Dingrong entered into the JV Agreement for the formation of the JV Company. Pursuant to the JV Agreement, the JV Company will be owned as to 51% by the Company, 19% by Yankuang Technology, 10% by Rongyu Jingu and 20% by Mr. Bai Dingrong.

The JV AGREEMENT

Date:	11 October 2016

Parties:	(1) the Company

(2) Yankuang Technology (3) Rongyu Jingu (4) Mr. Bai Dingrong

Scope of Business of the JV Company:	The proposed scope of business of the JV Company shall include production and sale of clean coal, desulfurized and denitrified additives and different types of industrial boilers, and circulating fluidized bed boilers. The JV Company shall provide its clients with technical services for upgrading and improving the quality of the inferior coal, as well as technical proposals and the relevant services and devices for the use of clean coal.

Registered Capital:	RMB 50,000,000

Capital Contribution:

(1)    RMB 25,500,000 to be contributed by the Company, representing 51% of the interests in the JV Company;

(2)    RMB 9,500,000 to be contributed by Yankuang Technology, representing 19% of the interests in the JV Company;

(3)    RMB 5,000,000 to be contributed by Rongyu Jingu, representing 10% of the interests in the JV Company; and

(4)    RMB 10,000,000 to be contributed by Mr. Bai Dingrong, representing 20% of the interests in the JV Company;

Payment of Capital Contribution:	Pursuant to the JV Agreement, the JV Parties shall make the capital contribution in cash within 30 days from the date when the JV Company is established.

Distribution of Profits:	The profits of the JV Company shall be distributed in proportion to the capital contribution made by each JV Party in accordance with the JV Agreement.

Use and Transfer of Know-how:	Pursuant to the JV Agreement, Yankuang Technology undertook to license the Know-how to the JV Company for use on an exclusive basis and enter into the Know-how Licensing Agreement with the JV Company in accordance with the substantial terms and conditions set out in the appendix to the JV Agreement. When the patent of the Know-how is granted to the Yankuang Technology, the JV Company is entitled to request for purchase of the Know-how based on its use and market promotion.

SOURCE OF FUNDING FOR THE CAPITAL CONTRIBUTION TO THE JV COMPANY

The total capital contribution of RMB 25,500,000 by the Company will be satisfied by its own fund.

THE KNOW-HOW LICENSING AGREEMENT

Pursuant to the JV Agreement, Yankuang Technology and the JV Company will enter into a formal licensing agreement in accordance with the substantial terms and conditions set out in the appendix to the JV Agreement, the Know-how Licensing Agreement.

Pursuant to the Know-how Licensing Agreement, Yankuang Technology, as licensor, agrees to license exclusively and make available the Know-how to the JV Company for the operation of its business in the PRC at a licensing fee of RMB10 per tonne of the briquette produced by the JV Company. Having taken into account of the annual briquette production capacity of the JV Company of 500,000 tonnes (as stated in its Articles of Association and the JV Agreement), the proposed annual cap for the licensing fees under the Know-how Licensing Agreement is RMB5,000,000. The term of the Know-how Licensing Agreement shall commence from the date on which it is executed in the form set forth in the agreement and end on 31 December 2018. Upon expiration, the term can be extended by mutual agreement.

REASONS FOR AND BENEFIT OF ENTERING INTO THE JV AGREEMENT

The formation of the JV Company and adoption of the advanced and appropriate technology and scientific operational management will create new increasing aspects in terms of businesses and profits of the Company and further enhance the Company’s competitiveness in the market and its economic profits. Meanwhile, the investment in the JV Company will enable the Company to strategically improve its coal mining business. As a result, the Company will be able to establish a leading position in the clean energy industry in the PRC and become a supplier of integrated services in the clean energy industry.

As such, the directors (including the independent non-executive directors) of the Company consider that the terms of the JV Agreement are on normal commercial terms, fair and reasonable and are in the interests of the Company and its shareholders as a whole.

Mr. Li Xiyong, Mr. Li Wei and Mr. Wu Yuxiang, directors of the Company, being also directors or senior management of Yankuang Group, are regarded as having material interests in the aforesaid connected transaction and continuing connected transactions. Therefore, Mr. Li Xiyong, Mr. Li Wei and Mr. Wu Yuxiang have abstained from voting at the meeting of the board of directors of the Company convened for the purpose of approving such transactions. Save as disclosed above, none of the other directors of the Company has a material interest in such transactions.

INFORMATION OF THE PARTIES

The Company is principally engaged in the business of production, processing and sales of coal. It is also engaged in the business of rail transportation, chemical processing of coal and electricity.

Yankuang Technology is a company incorporated in the PRC and a wholly-owned subsidiary of Yankuang Group, the controlling shareholder of the Company. It is principally engaged in the business of the use of clean coal-based energy and the development of coal mining engineering technology.

Rongyu Jingu is a company incorporated in the PRC and a subsidiary of Yankuang Group, the controlling shareholder of the Company. It is principally engaged in the business of venture capital investment, consultation and agency.

Mr. Bai Dingrong is a specialist in the clean energy industry. To the best knowledge, information and belief of the directors of the Company and having made all reasonable enquiries, as at the date of this announcement, Mr. Bai Dingrong is a third party independent of the Company and its connected persons.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As the controlling shareholder directly and indirectly holding approximately 56.59% equity interest of the Company as at the date of this announcement, Yankuang Group is a connected person of the Company for the purpose of the Hong Kong Listing Rules. As Yankuang Technology is a wholly-owned subsidiary of Yankuang Group and Rongyu Jingu is a subsidiary of Yankuang Group, Yankuang Technology and Rongyu Jingu are the associates of Yankuang Group and therefore connected persons of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the entering into of the JV Agreement constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

Since the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the formation of the JV Company exceeds 0.1% but is less than 5%, the transaction is subject to the reporting and announcement requirements, but exempted from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Upon the formation of the JV Company in accordance with the JV Agreement, the JV Company will become a subsidiary of the Company. The transactions contemplated under the Know-how Licensing Agreement to be entered into between Yankuang Technology and the JV Company constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As none of the applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Know-how Licensing Agreement exceeds 0.1%, the transactions are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meaning set out below:

“associate(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC, the H shares, American depositary shares and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“JV Agreement”	the Joint Venture Agreement in relation to, among other things, the formation of the JV Company dated 11 October 2016 entered into amongst the Company, Yankuang Technology, Rongyu Jingu and Mr. Bai Dingrong;

“JV Company”	, Yancoal Blue Sky Clean Energy Co. Ltd, a limited liability company to be established under the laws of the PRC pursuant to the JV Agreement, the organizational form of which is a sino-foreign equity joint venture;

“JV Parities” and “JV Party”	the Company, Yankuang Technology, Rongyu Jingu and Mr. Bai Dingrong, or as the context requires, any one of them;

“Know-how”	a know-how to be utilized for clean coal which is owned by Yankuang Technology (Yankuang Technology is in the process of applying for patent of such know-how as at the date of this announcement );

“Know-how Licensing Agreement”	the know-how licensing agreement to be entered into between Yankuang Technology and the JV Company pursuant to the JV Agreement in respect of the license of the Know-how, the substantial terms and conditions of which are set out in the appendix to the JV Agreement;

“Mr. Bai Dingrong”	, a Chinese Canadian, one of the JV Parties;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Rongyu Jingu”	, Shandong Rongyu Jingu Enterprise Investment Co. Ltd*, a limited liability company incorporated in the PRC and a subsidiary of Yankuang Group;

“Yankuang Group”	, Yankuang Group Corporation Limited, a company with limited liability reformed and established in accordance with the PRC law in 1996, being the controlling shareholder of the Company, directly and indirectly holding approximately 56.59% equity interest of the Company as at the date of this announcement;

“Yankuang Technology”	, Yankuang Technology Co. Ltd*, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Yankuang Group; and

“%”	percent.

*	For identification purpose only

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

11 October 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guojun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC